OMB APPROVAL
OMB Number:	3235-0167
Expires:	October 31, 2004
Estimated average burden hours per response	1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30742

_____________________________________CityXpress Corp____________________________________
(Exact name of registrant as specified in its charter)

_______________200-1727 West Broadway, Vancouver, BC V6J4W6 (604) 638-3800_______________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

_______________________________Common shares, par value $0.001___________________________
(Title of each class of securities covered by this Form)

__________________________________________NA_________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]	Rule 12h-3(b)(1)(i) [_]
Rule 12g-4(a)(1)(ii) [X]	Rule 12h-3(b)(1)(ii) [_]
Rule 12g-4(a)(2)(i) [_]	Rule 12h-3(b)(2)(i) [_]
Rule 12g-4(a)(2)(ii) [_]	Rule 12h-3(b)(2)(ii) [_]
Rule 15d-6 [_]

Approximate number of holders of record as of the certification or notice date: 243

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: Nov 12 2003	By: /s/ Phil M. Dubois
Phil M. Dubois, President & CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (09-03)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

_______________________________________________________________________________________________

JAMES P. HERMANCE
DIRECT DIAL: (404) 853-1525
E-MAIL: jhermance@wargofrench.com

November 24, 2003

VIA FEDERAL EXPRESS DELIVERY

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Form 15 for CityXpress Corp. (File No. 000-30742)

Gentlemen:

On behalf of CityXpress Corp. (the "Issuer"), enclosed herewith for filing is one originally executed copy and two conformed copies of Form 15.

The Issuer requests that the termination of the registration of the Issuer's Common Shares take effect as soon as practicable.

Any questions regarding the Form 15 may be addressed to the undersigned at the above number.

Very truly yours,

James P. Hermance

JPH/tmb

Enclosures

cc: CityXpress Corp.

WARGO & FRENCH, LLP

1170 Peachtree Street, N.E., Suite 2020, Atlanta, Georgia 30309

Phone (404) 853-1500 Fax (404) 853-1501